SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Call for the Regular and Special Shareholder’s meeting.

Buenos Aires, February 9 2012

Securities and Exchange Commission

RELEVANT INFORMATION — CALL FOR REGULAR AND SPECIAL SHAREHOLDER’S MEETING

As provided in CNV’s Regulations, BBVA Banco Francés S.A hereby informs that at the Board Meeting held today, the Board of Directors has decided call for Regular and Special Shareholder’s meeting to be held on March 26, 2012.

The complete documents of the call and the minutes of the meeting will be available before long, according to the legal terms.

Sincerely yours

BBVA BANCO FRANCES S.A.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 9, 2012	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer